Exhibit 99.1

YM BioSciences receives approval for American Stock Exchange Listing
- Trading on the AMEX® to begin on October 1, 2004 under the symbol YMI -

MISSISSAUGA, Canada - Sept 29, 2004 - YM BioSciences Inc. (TSX:YM, AIM:YMBA) today announced that it has received approval to list its common shares on the American Stock Exchange® (AMEX®). Trading on the AMEX® is expected to commence on October 1, 2004, under the symbol "YMI". YM BioSciences’ common shares will continue to trade on the Toronto Stock Exchange under the symbol "YM" and on the AIM market of the London Stock Exchange plc under the symbol "YMBA".

"Listing on the AMEX® represents the achievement of another important milestone that we had set for 2004 in addition to the successful initiation of our 700 patient pivotal phase III clinical program for our lead anti-cancer drug, tesmilifene," said David Allan, Chairman and CEO of YM BioSciences. "The listing of our shares on a major U.S. exchange is a follow-through to the $19.3 million financing completed in December 2003, which was principally subscribed to by U.S. life science investors. This listing will further support our Company’s growth, increasing our exposure to and facilitating further investment by U.S. investors."

The AMEX® approval is contingent upon YM BioSciences being in compliance with all applicable listing standards on the date it begins trading on the AMEX®, and such approval may be rescinded if YM BioSciences is not in compliance with such standards.

About YM BioSciences Inc.
YM BioSciences Inc. is a cancer drug development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator (for taxanes and anthracyclines) currently undergoing a pivotal Phase III trial in metastatic breast cancer. Tesmilifene has completed a previous Phase III trial with positive results. In addition to tesmilifene, the company is developing an EGFr humanized monoclonal antibody that has completed Phase II trials and a GnRH anti-cancer vaccine that is in earlier stage clinical trials.

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Except for historical information, this press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting.

Enquiries: James Smith, The Equicom Group Inc. Tel. 416-815-0700 x 229 Email: jsmith@equicomgroup.com	YM BioSciences Inc. Tel. 905-629-9761 Fax 905-629-4959 Email: ir@ymbiosciences.com